EXHIBIT 3.68
SIG BEVERAGES BRASIL LTDA.
CNPJ/MF No. 57.866.238/0001-11
NIRE 35.216.344.513
TWENTY SECOND AMENDMENT AND CONSOLIDATION OF THE
ARTICLES OF ASSOCIATION DATED APRIL 1st, 2010
By the present instrument,
SIG EURO HOLDING AG & CO KGAA (previously SIG PLASTICS HOLDING GmbH), a company incorporated and existing under the laws of Germany, with head offices at Weilheimerstrasse 5, in Waldshut-Tiengen, in Germany, herein represented by its attorney-in-fact, Mrs. Edimara Iansen Wieczorek, a Brazilian citizen, lawyer enrolled with the Brazilian Bar Association (Ordem dos Advogados do Brasil — OAB), Section of São Paulo, under No. 193216-A, bearer of identity card RG No. 3.079.670-5 SSP-PR and enrolled with the Individual Taxpayers’ Registry of the Ministry of Finance (“CPF/MF”) under No. 437.718.239-00, with offices in the City of Campinas, State of São Paulo, at Av. Dr. José Bonifácio Coutinho Nogueira, 150, pursuant to the power of attorney hereto attached; and
SIG BEVERAGES GERMANY GMBH, a company incorporated and existing under the laws of Germany, with head offices in the City of Wadshut-Tiengen, Germany, at Weilheimer Strasse 5, 79761 Wadshut-Tiegen, herein represented by its attorney-in-fact, Mrs. Edimara Iansen Wieczorek, particulars mentioned above, pursuant to the power-of-attorney hereto attached;
quotaholders representing the totality of the capital stock of SIG BEVERAGES BRASIL LTDA., a limited liability company with head offices in the City of São Paulo, State of São Paulo, at Rua Chedid Jafet, 222, B Tower, block 42-A, Edifício Millenium Office Park, Vila Olímpia, ZIP Code 04551-065, enrolled with the CNPJ/MF under No. 57.866.238/0001-11, with its corporate documents registered before the Registrar of Companies of the State of São Paulo (Junta Comercial do Estado de São Paulo) under NIRE 35.216.344.513, have decided, unanimously, to modify the articles of association as follows:

1. Pledge over the Quotas.
1.1 As per the Quota Pledge Agreement entered into on March 30, 2010, by and amongst the Company, SIG Euro Holding AG & CO KGaA, SIG Beverages Germany GmbH and The Bank of New York Mellon, a financial institution incorporated and existing under the laws of the State of New York, United States of America, with head offices at One Wall Street, in the City of New York, State of New York, the quotaholders decide to amend Clause5 of the Company’s articles of association by adding a third paragraph that shall read as follows:
“Third Paragraph. The totality of quotas held by SIG Euro Holding AG & CO KGaA and SIG Beverages Germany GmbH are pledged in favor of The Bank of New York Mellon, acting in favor of the beneficiaries, pursuant to the terms and conditions of the Quota Pledge Agreement entered into by and amongst SIG Euro Holding AG & CO KGaA, SIG Beverages Germany GmbH, SIG Beverages Brasil Ltda. and The Bank of New York Mellon on March 30, 2010.”
2. Consolidation.
2.1 Considering the amendment described above, the quotaholders decide to consolidate the Company’s Articles of Association, so that it will henceforth read as follows:
“SIG BEVERAGES BRASIL LTDA.
ARTICLES OF ASSOCIATION
CHAPTER I — NAME, HEAD OFFICES, CORPORATE PURPOSE AND TERM
Clause 1. The company that shall operate with the name SIG BEVERAGES BRASIL LTDA. is a limited liability company and shall be ruled by these Articles of Association, by the provisions of Law No. 10,406 of January 10, 2002 (Brazilian Civil

Code) and, in a subsidiary manner, when applicable, by the provisions of Law No. 6,404 of December 15, 1976 and its later amendments.
Clause 2. The company has its head offices and jurisdiction in the City of São Paulo, State of São Paulo, at Rua Chedid Jafet, 222, B Tower, block 42-A, Edifício Millenium Office Park, Vila Olímpia, ZIP Code 04551-065.
First Paragraph. The company, when authorized by the quotaholders, may open and close branches, agencies, firms and other establishments in any part of the Brazilian territory or abroad, pursuant to the Articles of Association, establishing, in each case, the allocated capital that is to be detached from the capital stock.
Clause 3. The corporate purpose of the company shall be:
a)	industrialization and commercialization of machinery, industrial equipments and devices in general, particularly directed to the food, beverage, hygiene, cosmetics and cleaning, and chemical industries and other related industries;

b)	import and export of equipment and parts in general;
c)	providing technology and services related to the products described in item (i) above, including repairs, conservation and installation, as well as operating in third parties’ establishments and maintenance;
d)	representation services for both Brazilian and foreign companies, on behalf of third parties; and

e)	participation in the corporate capital of other companies, notwithstanding if they are civil or commercial, as partner, shareholder and/or quotaholder.
Clause 4. The Company shall have an indefinite term of duration.
CHAPTER II — CAPITAL STOCK

Clause 5. The capital stock, fully paid up, in national currency, assets and rights, is of one hundred and nine million, three hundred and twenty seven thousand, four hundred and thirty three Reais and ninety cents (R$109,327,433.90), divided into one billion, ninety three million, two hundred and seventy four thousand, three hundred and thirty nine (1,093,274,339) quotas, with a par value of ten cents (R$0.10) each, distributed between the quotaholders as follows:

Quotaholder	Number of quotas	Value (R$)	Participation
SIG Euro Holding AG & CO KGaA	1,093,274,329	109,327,432,90	99.99%
SIG Beverages Germany GmbH	10	1.00	0.01%

Total	1,093,274,339	109,327,433,90	100.0%
First Paragraph. The liability of each of the quotaholders, pursuant to article 1,052 of Law No. 10,406 of January 10, 2002, shall be limited to the value of their quotas, but all quotaholders shall be jointly and severally liable for fully paying-up the capital stock.
Second Paragraph. Each quota grants its owner the right to one vote in the quotaholders’ meetings.
Third Paragraph. The totality of quotas held by SIG Euro Holding AG & CO KGaA and SIG Beverages Germany GmbH are pledged in favor of The Bank of New York Mellon, acting in favor of the beneficiaries, pursuant to the terms and conditions of the Quota Pledge Agreement entered into by and amongst SIG Euro Holding AG & CO KGaA, SIG Beverages Germany GmbH, SIG Beverages Brasil Ltda. and The Bank of New York Mellon on March 30, 2010.
Clause 6. Capital increases as well as the sale, assignment, transfer, pledge or encumbrance, at any cost, of quotas of the capital stock, are subject to prior and unanimous consent of all quotaholders.
Sole Paragraph. Any sales, assignments, transfers, pledges or encumbrances performed in violation of the restrictions above are null and void.
CHAPTER III — MANAGEMENT

Clause 7. The Company shall be managed by up to two (2) managers, who may or may not be quotaholders, residents in Brazil, and who are vested with the following management powers as specified in these Articles of Association.
First Paragraph. The manager(s) shall remain in office for an indefinite term, but may be substituted at any given time, by joint decision of the quotaholders.
Second Paragraph. Notwithstanding the designation which shall be given to the managers, they may decide on the Company’s general interests, as long as all restrictions provided by law or by these Articles of Association are complied with.
Third Paragraph. The managers are dismissed from posting bonds to their terms of office and shall receive remuneration, which shall be established periodically by the quotaholders representing the majority of the capital stock.
Clause 8. The Company shall be managed and represented by Mr. FÉLIX COLAS MOREA, a Brazilian citizen, married, executive, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Iguatemi, 192, 1st floor, bearer of identity card RG No. 2.605.061 — SSP/SP and enrolled with CPF/MF under No. 049.584.388-15, who shall be appointed as President.
Sole Paragraph. The manager herein appointed represents that he has not been sentenced to any crime that prevents him from managing companies, pursuant to article 1,011 of Law No. 10,406 of January 10, 2002 (Brazilian Civil Code).
General Attributions of the Management
Clause 9. The President and the Executive Officer, when appointed, shall have the following powers and attributions subject to the provisions of clauses 12 and 13 below:
a)	representation of the Company, as plaintiff or defendant, in or out of court, and in its relations with third parties; and
b)	execute any documents, agreements, acts, instruments of credit of any nature, guarantees, checks, power of attorneys, including agreements that deal with the sale, acquisition or encumbrance of assets and real estate, mortgages, pledges, and fixed assets.
Specific attributions of the President
Clause 10. Subject to the restrictions set forth in clauses 11 and 12 below, the President, other than the rights and duties set forth in Section 9 above, shall have the following powers and attributions:
a)	manage, direct and coordinate all businesses and activities of the Company, as well as perform any acts necessary for such purpose, undertaking all responsibilities within the scope of the powers authorized by these Articles of Association; and
b)	ascertain that all decisions taken by the quotaholders are complied with, and keep the quotaholders informed of all the business and activities of the Company.
General rules regarding the representation of the Company
Clause 11. The Company shall be represented, in every case, in accordance with the following rules:
a)	the Managers or attorneys-in-fact may act individually, pursuant to their powers and duties, as set forth herein, when carrying out routine acts and simple correspondence, when representing the Company before public bodies or in any administrative proceeding;
b)	any of the quotaholders, separately, or the President, separately, may grant ad negotia and ad judicia powers-of-attorney;
c)	all powers-of-attorney shall be granted with specific purposes and with definite terms. The delegation of powers is prohibited, except for ad judicia powers-of-attorney, which may be granted with an indefinite term and have its powers delegated; and

d)	ad judicia powers-of-attorney that are granted for labor proceedings that involve amounts equal to the equivalent in Brazilian national currency to twenty five thousand dollars (US$25,000.00) may be granted by any manager separately.
Sole Paragraph. The managers and the attorneys-in-fact are strictly forbidden to undertake any obligations which are not related to the Company’s corporate purpose, as well as to grant guarantees, sureties or collaterals, or to use the name of the Company in any other obligation granted in favor of third parties or to the quotaholders themselves, unless such acts have been previously authorized by quotaholders. Such acts, when in violation of the restrictions described above, shall be null and void and shall not produce any effect in relation to the Company and to the quotaholders.
Clause 12. The President shall be responsible for deciding upon matters and acts related to legal discussions.
Acts that are subject to the prior approval of the quotaholders
Clause 13. The following matters and acts of the President are subject to prior written consent from the quotaholders, jointly or separately:
a) hiring and substituting the accounting firm;
b)	approval of the Company’s financial statements, whether annually, per semester or a shorter period of time;
c) performance of the following acts:
(1)	acquisition, disposition or encumbrance of any real estate property or fixed assets with an amount greater than the equivalent in Brazilian national currency of twenty five thousand dollars (US$25,000.00);

(2)	signing of public or private documents and agreements that result in responsibilities for the Company, including the issuance of checks and instruments of credit of any nature, as well as the disbursement of any of the Company’s funds with an amount equal to or greater than the equivalent in Brazilian national currency of one million Dollars (US$1,000,000.00), per transaction, being its breakdown forbidden;

(3)	entering into loan agreements with third parties or granting loans using the Company’s funds, provided, however, that such restrictions shall not be applicable when granting credits to the Company’s clients, during normal corporate activities;

(4)	granting of sureties, pledges or other guarantees in favor of third parties, except for transactions resulting from the commercial activities of the Company and strictly bound to the corporate purpose;

(5)	purchase and sale of participation in the capital stock of other companies, businesses or any other enterprises of any nature, civil or commercial, in Brazil or abroad, as partner, shareholder or quotaholder;

(6)	any corporate reorganizations, mergers, takeovers, spin-offs or liquidation of the Company;

(7)	sale, in any way, of rights arising from intellectual property, such as inventions, trademarks or patents.
Sole Paragraph. The quotaholders’ prior written consent for the performance of the acts described above may be given by means of letter or fax.
CHAPTER IV — QUOTAHOLDERS’ MEETINGS AND RESOLUTIONS
Clause 14. The quotaholders shall meet whenever necessary by means of summons made by any of the quotaholders or by the President and all decisions shall be taken unanimously by the quotaholders.
Sole Paragraph. The quotaholders may be represented in the meetings by duly appointed attorneys-in-fact. The quotaholders may also express their opinion or vote by means of letter or fax.

Clause 15. Any decisions taken by the quotaholders, including those related to the modification of any of the clauses set forth herein shall be unanimously decided by the quotaholders.
CHAPTER V — FISCAL YEAR AND FINANCIAL STATEMENTS
Clause 16. The fiscal year shall end on December 31 of each year, at which time the balance sheets and financial statements shall be drawn up, as provided by law.
Sole Paragraph. The profits verified, after the redemption and other legal deductions have been carried out, shall be distributed in accordance with the decision of the quotaholders representing the majority of the capital stock.
CHAPTER VI — LIQUIDATION
Clause 17. The death, incapacity or the judicial or friendly withdrawal of any quotaholder (individual) or withdrawal, dissolution or bankruptcy of any of the quotaholders (legal entity), shall not cause the company to be dissolved, which shall continue with the remaining quotaholders, such that the quotas of the deceased, incapacitated or dissenting, dissolved or bankrupt quotaholder shall be acquired by the quotaholder representing the majority of the capital stock by its face value and paid within three (3) months as from the event. In any case, the remaining quotaholder shall reset the company with third parties until the end of the fiscal year in course.
Clause 18. In the event of liquidation, subject to applicable law, the quotaholders representing the majority of the capital stock shall appoint one or more liquidators so as to operate the Company during the liquidation and shall establish their remuneration.
CHAPTER VII — JURISDICTION
Clause 19. Any omissions shall be dealt with by the current laws, and the courts of the City of São Paulo, State of São Paulo, are elected to resolve any dispute in connection to the present articles of association.”

The parties execute the present instrument in three (3) counterparts of equal content and form, before of two (2) undersigned witnesses.
São Paulo, April 1st, 2010.

SIG EURO HOLDING AG & CO KGAA	SIG BEVERAGES GERMANY GMBH
By: Edimara Iansen Wieczorek	By: Edimara Iansen Wieczorek
Lawyer’s Approval
__________________________________________________
Name: Daniel Caramaschi
OAB/SP: 187.003
Witnesses:

1.	2.
Name:	Name:
ID:	ID:
CPF:	CPF: